Exhibit 99.1

HITEK GLOBAL INC.
(an exempted company incorporated in the Cayman Islands with limited liability)
(NASDAQ: HKIT)

NOTICE OF 2025 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2025 annual general meeting (the “Meeting”) of HITEK GLOBAL INC. (the “Company”) will be held on November 24, 2025, at 9:00 a.m., local time, at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China, for the following purposes:

1.	To approve, as an ordinary resolution, the re-appointment of Mr. Shenping Yin as a director of the Company to hold office until the next annual general meeting;

2.	To approve, as an ordinary resolution, the re-appointment of Mr. Shuiqing Huang as a director of the Company to hold office until the next annual general meeting;

3.	To approve, as an ordinary resolution, the re-appointment of Ms. Xiaoyang Huang as a director of the Company to hold office until the next annual general meeting;

4.	To approve, as an ordinary resolution, the re-appointment of Mr. Weijun Wang as a director of the Company to hold office until the next annual general meeting;

5.	To approve, as an ordinary resolution, the appointment of Mr. Zizhao Zhang as a director of the Company to hold office until the next annual general meeting;

6.	To confirm, ratify and approve, as an ordinary resolution, the re-appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2025;

7.	To approve, as an ordinary resolution, the increase in the number of the Company’s authorized Class A Ordinary Shares, par value US $0.0001 per share, with 1 vote per share, to 3,000,000,000; and the increase in the number of the Company’s authorized Class B Ordinary Shares, par value US $0.0001 per share, with 15 votes per share, to 150,000,000;

8.	To authorize, as an ordinary resolution, the Board to implement one or more consolidations of the Company’s Class A Ordinary Shares, par value US $0.0001 per share, with 1 vote per share, at an aggregate cumulative ratio within the range of 1-for-40 to 1-for-5,000, with the Board having discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), provided that all such consolidation(s) implemented pursuant to this authorization shall, in the aggregate, not exceed a cumulative ratio of 1-for-5,000. The Board shall have discretion to implement such consolidation or consolidations at any time within two years following the date of the Meeting.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on October 27, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about November 5, 2025.

By Order of the Board of Directors,

/s/ Shenping Yin
Shenping Yin
Chairman of the Board of Directors

Xiamen, China

October 31, 2025

HITEK GLOBAL INC.
2025 ANNUAL GENERAL MEETING
November 24, 2025
9:00 a.m., local time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of HITEK GLOBAL INC. (the “Company”) is soliciting proxies for the 2025 annual general meeting (the “Meeting”) of the Company to be held on November 24, 2025, at 9:00 a.m., local time, at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China or any adjournment thereof.

Only holders of the Class A ordinary shares and Class B ordinary shares (together, the "ordinary shares") of the Company of record at the close of business on October 27, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, representing not less than a majority of the issued and outstanding ordinary shares of the Company, shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of a Class A Ordinary Share shall be entitled to one (1) vote per share, and each holder of a Class B Ordinary Share shall be entitled to fifteen (15) votes per share. The Class A and Class B Ordinary Shares shall vote together as a single class on all matters submitted to a vote of shareholders, except as may otherwise be required by law.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To approve, as an ordinary resolution, the re-appointment of Mr. Shenping Yin as a director of the Company to hold office until the next annual general meeting;

2.	To approve, as an ordinary resolution, the re-appointment of Mr. Shuiqing Huang as a director of the Company to hold office until the next annual general meeting;

3.	To approve, as an ordinary resolution, the re-appointment of Ms. Xiaoyang Huang as a director of the Company to hold office until the next annual general meeting;

4.	To approve, as an ordinary resolution, the re-appointment of Mr. Weijun Wang as a director of the Company to hold office until the next annual general meeting;

5.	To approve, as an ordinary resolution, the appointment of Mr. Zizhao Zhang as a director of the Company to hold office until the next annual general meeting;

6.	To confirm, ratify and approve, as an ordinary resolution, the re-appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2025;

7.	To approve, as an ordinary resolution, the increase in the number of the Company’s authorized Class A Ordinary Shares, par value US $0.0001 per share, with 1 vote per share, to 3,000,000,000; and the increase in the number of the Company’s authorized Class B Ordinary Shares, par value US $0.0001 per share, with 15 votes per share, to 150,000,000;

8.	To authorize, as an ordinary resolution, the Board to implement one or more consolidations of the Company’s Class A Ordinary Shares, par value US $0.0001 per share, with 1 vote per share, at an aggregate cumulative ratio within the range of 1-for-40 to 1-for-5,000, with the Board having discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), provided that all such consolidation(s) implemented pursuant to this authorization shall, in the aggregate, not exceed a cumulative ratio of 1-for-5,000. The Board shall have discretion to implement such consolidation or consolidations at any time within two years following the date of the Meeting.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–8.

QUORUM AND VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

The quorum for the Meeting is the holders of a majority of the issued and outstanding ordinary shares of the Company being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For this purpose, the voting power of the Class A Ordinary Shares and the Class B Ordinary Shares shall be counted together in determining whether the requisite quorum is present.

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

Each proposal/resolution shall be put to the vote of the Meeting and decided on a poll.

Each holder of a Class A Ordinary Share shall be entitled to one (1) vote per share, and each holder of a Class B Ordinary Share shall be entitled to fifteen (15) votes per share.

The Class A and Class B Ordinary Shares shall vote together as a single class on all matters submitted to a vote of shareholders, except as may otherwise be required by law.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

ANNUAL REPORT TO SHAREHOLDERS

The annual report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@xmhitek.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 4

RE-APPOINtment OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. Four of the current directors are standing for re-appointment, and one new director nominee is being proposed by the Board and Nominating and Corporate Governance Committee.

Each director to be re-appointed will hold office until the next annual general meeting or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-APPOINTMENT

Mr. Shenping Yin, 56 years old, has been our Chairman of the Board since our inception. Mr. Yin has been the Chief Executive Officer and a director of Recon Technology, Ltd. (NASDAQ: RCON) since 2007. In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in China, and has been the Chief Executive Officer since that time. Mr. Yin has founded and operated a number of companies engaged in the IT industry including: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997), Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000). Mr. Yin received his bachelor’s degree in 1991 from Nanjing Agricultural University in Information Systems.

Mr. Shuiqing Huang, 61 years old, has been working at Nanjing Agricultural University for more than 35 years, including working as an associate professor and professor of the Department of Information Management, the director of the Department of Humanities and Social Sciences, the dean of the School of Information Technology, and a doctoral supervisor, since February 1988. Mr. Huang holds a bachelor’s degree in Literature and a master’s degree in Science at Peking University.

Ms. Xiaoyang Huang, 56 years old, has been our CEO since our inception. Ms. Huang was appointed as our director upon closing of our initial public offering on April 4, 2023. She has been the Chief Executive Officer of Xiamen Hengda HiTek Computer Network Co., Ltd. since 2000. Ms. Huang graduated from Nanjing Agricultural University and majored in Agricultural Information. She also went through a one-year accounting program in Renmin University of China from 2010 to 2011.

Mr. Weijun Wang, 54 years old, has served as the vice general manager of Shanghai UDH Technologies Co., Ltd since May 2022. He worked for GOLDTECH Group Company for more than eight years, including working as a technical engineer, the director of the Nanchang and Wuhan office, and the vice general manager of the Fuzhou branch from May 1994 to July 2002. From August 2002 to August 2003, he served as the manager of the marketing and sales department of Shanghai ShiWei Network System Engineering Co., Ltd. From September 2003 to October 2007, he served as the account manager of Cisco Systems (China) Research & Development Co Ltd., Shanghai branch. From November 2007 to April 2009, he served as the development business manager of Shanghai Kingsway Co., Ltd. From May 2009 to July 2016, he served as the account manager of Cisco Systems (China) Research & Development Co Ltd., Shanghai and Fuzhou branch. From August 2016 to April 2022, he served as the manager of different departments of Cisco China Company, Limited. Mr. Wang holds a bachelor’s degree in Agriculture Information at Nanjing Agricultural University.

Resolutions to be Voted Upon

The full text of the resolutions to be proposed are as follows:

RESOLVED, as an ordinary resolution, that Mr. Shenping Yin be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, as an ordinary resolution, that Mr. Shuiqing Huang be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, as an ordinary resolution, that Ms. Xiaoyang Huang be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, as an ordinary resolution, that Mr. Weijun Wang be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Vote Required for Approval

The approval of each of Proposals No. 1 to 4 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Re-Appointment of Current Directors will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE RE-APPOINTMENT OF EACH OF
THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 5

APPOINtment OF DIRECTOR

The Board of Directors currently consists of five members. The Board of Directors recommends that Mr. Zizhao Zhang be appointed as director of the Company to hold his office until the next annual general meeting or until his appointment is otherwise terminated in accordance with the articles of association of the Company.

THE CANDIDATE FOR APPOINTMENT

Mr. Zizhao Zhan, 68 years old, has served as the Chairman of Beijing Wanxin Shuntong Shangmao Co., Ltd. since 2020. From 1990-2010, he served as the Representative of Beijing Metropolitan Area for China Weilai Baoxian Jingji Co., Ltd. From 2010 to 2020, he served as the Chairman of Beijing Kaimeng Jiuli Kemao Co., Ltd. He obtained his bachelor's degree in finance in 1982

Resolutions to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution, that Mr. Zizhao Zhang be appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Vote Required for Approval

The approval of Proposal No. 5 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Appointment of Director will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE APPOINTMENT OF THE CANDIDATES NAMED ABOVE.

PROPOSAL NO. 6

RATIFICATION
OF
THE RE-APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee recommends, and the Board of Directors concurs, that Wei, Wei & Co., LLP be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

In the event that our shareholders fail to ratify the re-appointment, our audit committee will reconsider its selection. Even if the re-appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year, if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution, that the re-appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 be confirmed, ratified and approved.

Vote Required for Approval

The approval of Proposal No. 6 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Because this proposal relates to the ratification of the Company’s independent registered public accounting firm, it is considered a routine matter. Accordingly, brokers and other nominees may vote uninstructed shares in their discretion on this proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Re-Appointment of Independent Registered Public Accounting Firm will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND
A VOTE FOR
THE RATIFICATION OF THE RE-APPOINTMENT
OF
WEI, WEI & CO., LLP AS THE COMPANY’S
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

PROPOSAL NO. 7

INCREASE IN THE number of authorized class a ordinary shares and authorized class b ordinary shares

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, the increase in the number of the Company’s authorized Class A Ordinary Shares, par value US $0.0001 per share, with 1 vote per share, to 3,000,000,000; and the increase in the number of the Company’s authorized Class B Ordinary Shares, par value US $0.0001 per share, with 15 votes per share, to 150,000,000.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, AS AN ORDINARY RESOLUTION, that the Company’s authorized share capital be amended from US$50,000 divided into 431,808,000 Class A ordinary shares of a par value of US$0.0001 each, 58,192,000 Class B ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each to US$316,000 divided into 3,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, 150,000,000 Class B ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each by the creation of an additional 2,568,192,000 Class A Ordinary Shares, of a par value US $0.0001 each and 91,808,000 Class B Ordinary Shares, of a par value US $0.0001 each, each with such rights attaching to such shares as set out in the Amended and Restated Memorandum and Articles of Association of the Company.

Vote Required for Approval

The approval of Proposal No. 7 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Increase in the Number of Authorized Class A Ordinary Shares and Authorized Class B Ordinary Shares will become effective upon approval of our shareholders.

At present, the share capital of the Company is US$50,000 divided into 431,808,000 Class A Ordinary Shares of a par value of US$0.0001 each, 58,192,000 Class B Ordinary Shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each.

Future issuances of Class A Ordinary Shares or Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares or Class B Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

If this proposal is approved, the Company will promptly file an amended memorandum of association with the Registrar of Companies in the Cayman Islands to reflect the increased authorized share capital, and the increase will take effect upon registration of that filing.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE INCREASE IN THE number of authorized class a ordinary shares and authorized class b ordinary shares

PROPOSAL NO. 8

the AUTHORIZATION OF IMPLEMENTATION OF CONSOLIDATION of the Company’s Class A Ordinary Shares

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, for the Board to implement one or more consolidations of the Company’s Class A Ordinary Shares, par value US $0.0001 per share, with 1 vote per share, at an aggregate cumulative ratio within the range of 1-for-40 to 1-for-5,000, with the Board having discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), provided that all such consolidation(s) implemented pursuant to this authorization shall, in the aggregate, not exceed a cumulative ratio of 1-for-5,000. The Board shall have discretion to implement such consolidation or consolidations at any time within two years following the date of the Annual Meeting.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, AS AN ORDINARY RESOLUTION, that the directors of the Company shall implement one or more amendments to the authorized share capital of the Company by consolidations of the Company’s Class A Ordinary Shares, par value US $0.0001 per share, having such rights as provided in the amended and restated memorandum and articles of association of the Company, at an aggregate cumulative ratio within the range of 1-for-40 to 1-for-5,000, with the directors of the Company having discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), provided that all such consolidation(s) implemented pursuant to this authorization shall, in the aggregate, not exceed a cumulative ratio of 1-for-5,000. The Board shall have discretion to implement such consolidation or consolidations at any time within two years following the date of the Annual Meeting.

Vote Required for Approval

The approval of Proposal No. 8 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Authorization of Implementation of a consolidation of the Company’s Class A Ordinary Shares will become effective upon approval of our shareholders.

The Consolidation would increase the number of authorized but unissued shares available for future issuance. Future issuances of Class A Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

If the Board elects to implement one or more consolidations under this authorization, the Company will file a notice of amended to the Company's authorized share capital and memorandum of association with the Registrar of Companies in the Cayman Islands to reflect the resulting par value per share and share capital. Each consolidation will become effective upon the directors passing a resolution to approve such consolidation.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE AUTHORIZATION OF IMPLEMENTATION OF CONSOLIDATION of the
Company’s Class A Ordinary Shares

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

October 31, 2025	/s/ Shenping Yin
Shenping Yin
Chairman of the Board of Directors